February 16, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington D.C., 20549

Re:	MGIC Investment Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Schedule 14A Filed March 26, 2010 Form 10-Q for the Quarterly Period Ended September 30, 2010 File No. 001-10816
Dear Mr. Rosenberg:
We respectfully submit the following in response to the Staff’s January 24, 2011 letter which provided comments on our correspondence dated January 7, 2011 that was in response to the Staff’s December 22, 2010 letter commenting on our Annual Report on Form 10-K for the year December 31, 2009 (“2009 10-K”), Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, and Definitive Proxy Statement on schedule 14A filed March 26, 2010. For ease in reference, we have reproduced the text of the comments in bold-faced type below, followed by our responses. Terms used but not defined therein have the meanings set forth in the 2009 10-K. Underlined and struck-through text reflects revisions to the disclosure as filed. Where revised disclosure is provided below, we intend to include such revised disclosure in our next Form 10-K, Form 10-Q and Definitive Proxy Statement, as applicable, beginning no later than with our Form 10-K for the year ended December 31, 2010 (“2010 10-K”).
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis
Overview
Loan Modification and Other Similar Programs, page 56
1.	There appears to be a significant uncertainty regarding loan modifications in the data that you receive from the loan servicers. Please provide us proposed disclosure to revise your Critical Accounting Policies disclosure to address how you consider loan modifications in your loss reserve estimate, including how you assess completeness and accuracy of the servicer-provided data

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utilized in your loss reserve model as it relates to loan modifications. If as you state in response to prior comment seven, that given the limited information provided to you that you are not able to determine the effects of modifications on your loss reserves or incurred losses, disclose how you are able to conclude that your loss reserve is accurate at the balance sheet date.
Response:
As discussed in our prior response, loan modifications are performed by the servicers and we receive limited information from the servicers regarding these modifications. However, just as servicers are required to notify us of a default when a borrower becomes two consecutive payments past due, they are also required to report to us the status of that default each month. So if a loan is cured from default by becoming current in regards to the past due mortgage payments, whether by payment of the past due amount or by modification or any other cause, the servicer is required to report that cure to us. Once a cure is reported the notice of default is removed from our default inventory. These cures will affect our historical claim rates used in our loss reserving model.

While cures are required to be reported to us, the underlying reason a loan was cured is not required to be reported. As a result, the underlying reason for why the loan has cured is not a component of our loss reserving model. In addition to, and separate from the standard notice of default and cure reporting, information on loan modifications is reported to us by the servicers. We utilize this separate information to monitor trends in modification volume and the potential impact they may have on loss reserves.
Disclosure:
Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. In accordance with GAAP for the mortgage insurance industry, we do not establish loss reserves for future claims on insured loans which are not currently in default.

We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.

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The incurred but not reported, or IBNR, reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported. As of December 31, 2009 and 2008, we had IBNR reserves of $472 million and $480 million, respectively.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

The estimated claims rates and claims amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. If a policy is rescinded we do not expect that it will result in a claim payment and thus the rescission generally reduces the historical claim rate used in establishing reserves. In addition, if a loan cures its delinquency, including successful loan modifications that result in a cure being reported to us, the cure reduces the historical claim rate used in establishing reserves. The estimate of claims rates and claims amounts are based on our review of recent trends in the default inventory. We review recent trends in the rate at which defaults resulted in a claim, or the claim rate, the amount of the claim, or severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.
Results of Consolidated Operations
Losses
Losses Incurred, page 69
2.	Refer to our response to prior comment two, and please address the following:
•	You disclose that if a default goes to claim, any premium collected from time of default to time of the claim payment is returned to the servicer and that this results in a reduction to premiums written and earned. Please tell us if you are making an accrual for these refunds, and if not provide the basis of your conclusion.

•	You disclose that most of your rescissions involve material misrepresentations made, or fraud committed, in connection with the origination of the loan. Please disclose what your other rescissions, besides the above, involve.

•	You disclose that in general, your insurance policies allow you to rescind coverage if a material misrepresentation is made and if the lender or related parties such as the originator and the mortgage loan broker were aware of such misrepresentation. Please revise your disclosure to clarify what you mean by “in general” within this disclosure, and disclose whether your mortgage insurance policies

February 16, 2011
include language describing your legal right to unilaterally rescind coverage as if such coverage never existed for material misrepresentation and if the lender or related parties were aware of such misrepresentation. If your policies do not include such language, please tell us and disclose your basis for concluding that you have the legal right to rescind coverage if the aforementioned conditions are met.

•	You disclose that you send a findings letter to the lender informing them of your investigation’s findings, and you generally allow them a period to rebut your findings. Please revise your disclosure to clarify the period of time that you allow to rebut your findings, and clarify whether this is a contractual right given to the lender or merely your business practice.
Response:
First bullet:

We do make an accrual for the premium to be refunded in conjunction with claim payments. Historically, this liability has not been material and we have accrued for it within loss reserves, however due to the significant increase in the estimates experienced during 2010 we have separately stated portions of this liability in other liabilities and premium deficiency reserve in 2010. We intend to provide additional disclosure regarding this liability in our 2010 10-K.

Second-Fourth bullet:

Based upon the comments above we have expanded our disclosure under Claims and Loss Mitigation, in Part 1, Item 1, of our Form 10-K (page 18 and 20). The relevant 10-K language is reproduced below and the new proposed language is underlined.
Disclosure:
Loss Mitigation

In addition, subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Because we review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur most often after we have received a claim.

~~Most of our~~ Our rescissions involve ~~material misrepresentations made, or fraud committed, in connection with the origination of a loan regarding information we received and relied upon when the loan was insured.~~ inaccurate information, or fraud committed, regarding a borrower’s income, debts or intention to occupy the property, a faulty appraisal, negligence in the origination of the loan, a failure to provide us with documentation we request under our policy (we use this documentation to

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investigate whether a claim must be paid) or a failure to service a loan in an acceptable manner.

The provisions of our policies provide several remedies related to inaccurate information provided, or fraud committed, in connection with the origination of a loan. For example, ~~In general,~~ provisions in our ~~insurance~~ policies allow us to rescind coverage if a material misrepresentation is made and if the lender or related parties such as the originator and the mortgage loan broker were aware of such misrepresentation. Other provisions in our policies allow us to rescind coverage if the loan was never eligible for coverage under our policy. In many cases, information discovered to be inaccurate (whether as a result of fraud or inadvertence) causes a loan to fail to meet the eligibility criteria applicable to that loan once the correct information is considered. Ultimately, our ability to ~~rescind coverage for~~  discover inaccurate information provided, or fraud committed, in connection with the origination of a loan ~~material misrepresentations~~ requires a thorough investigation of the facts surrounding the origination of the ~~insured mortgage~~ loan and the discovery of sufficient evidence regarding the inaccurate information or fraud ~~a misrepresentation and the materiality of the misrepresentation~~. These types of investigations are very fact-intensive and, ~~can be more~~ difficult, ~~in reduced documentation and no documentation loan scenarios~~ and often depend on factors outside our control, including whether the borrower cooperates with our investigation.

If an investigation uncovers evidence that leads us to decide we are entitled to rescind coverage, we send a letter to the lender informing them of the investigation’s findings. Although we are not required to do so by our policies, in most cases we allow a period of 60 days to rebut our findings. If a satisfactory rebuttal to our investigation findings is not provided, we rescind coverage and the claim is removed from our default inventory. At this point in the process, we consider the rescission to be resolved. While it is not unusual for lenders to first respond to a findings letter after we have already rescinded coverage, and in certain cases lenders who previously responded to findings letters bring new facts to our attention after we have rescinded coverage, the number of rescission reversals due to such circumstances has been immaterial.

When we rescind coverage, we return all premiums previously paid to us under the policy and are relieved of our obligation to pay a claim under the policy, although if the insured disputes our right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by ~~arbitration or judicial~~ legal proceedings. ~~Objections to rescission may be made several years after we have rescinded an insurance policy.~~ Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. We consider a rescission resolved for reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is

February 16, 2011
reasonably possible that when the proceedings are completed there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of what the potential liability to us would be. Under ASC 450-20 an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. Countrywide has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. MGIC has filed an arbitration case against Countrywide regarding rescissions and Countrywide has responded seeking damages, including exemplary damages. For more information about this lawsuit and arbitration case, see Note 20 — “Litigation and contingencies” in the notes to our consolidated financial statements in Item 8.
Default inventory by state, page 77
Default inventory, page 77
Flow default inventory by policy year, page 77
3.	We believe that the primary default inventory by state, by flow and bulk, and by policy year that you provided as informative data points would be more useful to investors when linked to your loss reserves. Please revise your tabular disclosure to include the related loss reserves on a disaggregated basis, by state, by flow and bulk, and by policy year. If you are unable to quantify this information please disclose this fact and explain why management is unable to do so.
Response:
In preparing our management discussion and analysis (“MD&A”) we follow the SEC Interpretation Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, effective December 29, 2003, which states that the MD&A requirements are intended to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management. We currently disclose the default inventory and claims paid by the categories stated in your question because these are objective measures we capture and are reviewed by management on a regular basis. We also believe these are comparable across our industry and thus may be relevant to an investor.

Our loss reserve calculations are not prepared in the categories requested. However, our loss reserve estimates are based on geographic region and channel of business, and therefore we have the ability to accumulate these reserves in that manner. We have included our proposed disclosure below.
Disclosure:

February 16, 2011
The primary default inventory and primary loss reserves by region at December 31, 2010, 2009 and 2008 appear in the table below.
Primary Default Inventory

Region	2010	2009	2008
Great Lakes
Mid-Atlantic
New England
North Central
Northeast
Pacific
Plains
South Central
Southeast

Total	—	—	—

Primary Loss Reserves

Region	2010	2009	2008
($ millions)
Great Lakes	$—	$—	$—
Mid-Atlantic
New England
North Central
Northeast
Pacific
Plains
South Central
Southeast

Total before IBNR and LAE	$—	$—	$—
IBNR and LAE

Total	$—	$—	$—

Regions contain the states as follows:
Great Lakes: IN, KY, MI, OH
Mid-Atlantic: DC, DE, MD, VA, WV
New England: CT, MA, ME, NH, RI, VT
North Central: IL, MN, MO, WI
Northeast: NJ, NY, PA
Pacific: CA, HI, NV, OR, WA
Plains: IA, ID, KS, MT, ND, NE, SD, WY
South Central: AK, AZ, CO, LA, NM, OK, TX, UT
Southeast: AL, AR, FL, GA, MS, NC, SC, TN
The primary loss reserves at December 31, 2010, 2009 and 2008 separated between our flow and bulk business appear in the table below.

February 16, 2011

Primary loss reserves
($ millions)	2010	2009	2008
Flow	$—	$—	$—
Bulk

Total primary reserves	$—	$—	$—

Critical Accounting Policies
Loss Reserves, page 93
4.	Refer to your response to prior comment five, and address the following:
•	You disclose that even though, the accounting standard, ASC 944, regarding accounting and reporting by insurance entities specifically excludes mortgage insurers from its guidance relating to loss reserves; you establish loss reserves using the general principles contained in the insurance standard. Please tell us how you considered ASC 450-20 and whether your estimate of loss reserves complies with that standard. Revise your disclosure as appropriate.

•	You disclose that you rescind in cases where you believe your policy allows you to do so. Please revise your disclosure to clarify the cases in which you believe your policy allows you to rescind. Also, disclose whether your belief is based upon a legal or contractual right, and whether your belief is supported by language included in your mortgage insurance policies.

•	You state in your response that your loss reserves do not include a specific estimate for reinstatement of previously rescinded policies, and you disclose in your response to prior comment two that rescission reversals have been immaterial. However, you disclose in response to comment two that actions disputing your right to rescind coverage may be brought up to three years after the lender has obtained title to the property or the property was sold in a sale that you approved. Please tell us what consideration you gave in your reserving process to the probability of rescission reversals increasing significantly given that the dispute period is up to three years, and as you disclose on page 95 of your filing, you continue to have discussions with lenders regarding their objections to rescissions that in the aggregate are material.

•	You also disclose when establishing your loss reserves, you do not include additional loss reserves that would reflect an adverse development from ongoing dispute resolution proceedings, including those with Countrywide. Instead it appears that you address your ongoing dispute resolution proceedings, including ongoing litigation and arbitration proceedings, within your litigation and contingencies disclosure in Note 15. As such, please expand your disclosure in Note

February 16, 2011
15 to include all disclosures required by paragraphs 3-5 of ASC 450-20-50. Specifically, address ongoing dispute resolution proceedings that are probable of an adverse development and such proceedings that are reasonably possible of resulting in an adverse development. Please note that ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Also, note that we do not believe that general disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.
Response:
First bullet:

We believe we comply with the ASC 450-20 when establishing our loss reserves for what we believe to be the probable loss on insured loans in our default inventory. Consistent with industry standards we do not establish loss reserves for future claims on insured loans which are not currently in default.

Second bullet:

Please refer to our response under Item 2 above.

Third bullet:

As noted in our previous response dated January 7, 2011, reinstatements of policies previously rescinded have generally occurred when lenders have provided new evidence after a rescission has become effective. These have not been significant given our processes described in Item 2 of our previous response. Items are generally not removed from our default inventory until after a findings letter is sent and a satisfactory rebuttal has not been received. Since we do continue to have discussions with lenders regarding their objections to rescissions we are better able to assess the probability of rescission reversals increasing significantly in the future and at this time we believe that rescission reversals will continue to remain at low levels. We believe our proposed 2010 10-K disclosure, included below under MD&A — Losses incurred, addresses your comment.

Fourth bullet:

Please see the revised disclosure below, which is our proposed 2010 10-K disclosure.

February 16, 2011
Disclosure:
Litigation footnote:
On December 17, 2009, Countrywide filed a complaint for declaratory relief in the Superior Court of the State of California in San Francisco (the “California State Court”) against MGIC. This complaint alleges that MGIC has denied, and continues to deny, valid mortgage insurance claims submitted by Countrywide and says it seeks declaratory relief regarding the proper interpretation of the insurance policies at issue. On January 19, 2010, we removed this case to the United States District Court for the Northern District of California (the “District Court”). On March 30, 2010, the District Court ordered the case remanded to the California State Court. We have appealed this decision to the United States Court of Appeals for the Ninth Circuit (the “Court of Appeals”) and asked the Court of Appeals to vacate the remand and stay proceedings in the District Court. On May 17, 2010, the Court of Appeals denied a stay of the District Court’s remand order. On May 28, 2010, Countrywide filed an amended complaint substantially similar to the original complaint in the California State Court. On July 2, 2010, we filed a petition in the California State Court to compel arbitration and stay the litigation in that court. On August 26, 2010, Countrywide filed an opposition to our petition. Countrywide’s opposition states that there are thousands of loans for which it disputes MGIC’s interpretation of the flow insurance policies at issue. On September 16, 2010, we filed a reply to Countrywide’s opposition. On October 1, 2010, the California State Court stayed the litigation in that court pending a final ruling on our appeal.

In connection with the Countrywide dispute discussed above, on February 24, 2010, we commenced an arbitration action against Countrywide seeking a determination that MGIC was entitled to deny and/or rescind coverage on the loans involved in the arbitration action, which were insured through the flow channel and numbered more than 1,400 loans as of the filing of the action. On March 16, 2010, Countrywide filed a response to our arbitration action objecting to the arbitrator’s jurisdiction in view of the case initiated by Countrywide in the California State Court and asserting various defenses to the relief sought by MGIC in the arbitration. On December 20, 2010, we filed an amended demand in the arbitration proceeding. This amended demand increased the number of loans for which we denied and/or rescinded coverage and which were insured through the flow channel to more than 3,300. We continue to rescind insurance coverage on additional Countrywide loans. On December 20, 2010 Countrywide filed an amended response. In the amended response, Countrywide is seeking relief for rescissions on loans insured by MGIC through the flow channel (the flow policies at issue are in the same form as the flow policies that we use with all of our customers) and more than 30 bulk insurance policies (the bulk policies at issue vary from one another, but are generally similar to those used in the majority of our Wall Street bulk transactions). In correspondence with MGIC, Countrywide has indicated that it believes MGIC has improperly rescinded coverage on approximately 4,700 loans. The amended response also seeks damages as a result of purported breaches of insurance policies issued by MGIC and additional damages, including

February 16, 2011
exemplary damages, on account of MGIC’s purported breach of an implied covenant of good faith and fair dealing. The amended response states that Countrywide seeks damages “well-exceeding” $150 million; the original response sought damages of at least $150 million. On January 17, 2011, Countrywide filed an answer to MGIC’s amended demand and MGIC filed an answer to Countrywide’s amended response. Countrywide and MGIC have each selected 12 loans for which a three-member arbitration panel will determine coverage. While the panel’s determination will not be binding on the other loans at issue, the panel will identify the issues for these 24 “bellwether” loans and strive to set forth findings of fact and conclusions of law in such a way as to aid the parties to apply them to the other loans at issue. The hearing before the panel on the bellwether loans is scheduled to begin in October 2011.

During 2008-2010, rescissions of Countrywide-related loans mitigated our paid losses on the order of [$] million. This amount is the amount we estimate we would have paid had the loans not been rescinded. On a per loan basis, the average amount that we would have paid had the loans not been rescinded was [$]. At December 31, 2010, [] loans in our primary delinquency inventory were Countrywide-related loans ([%] of our primary delinquency inventory). Of these [] loans, some will cure their delinquency and the remainder will either become paid claims or will be rescinded. During 2008 — 2010, of the claims on Countrywide-related loans that were resolved (a claim is resolved when it is paid or rescinded; claims that are submitted but which are under review are not resolved until one of these two outcomes occurs), approximately [%] were paid and the remaining [%] were rescinded.

The flow policies at issue with Countrywide are in the same form as the flow policies that we use with all of our customers, and the bulk policies at issue vary from one another, but are generally similar to those used in the majority of our Wall Street bulk transactions. Because our rescission practices with Countrywide do not differ from our practices with other servicers, an adverse result in the Countrywide proceeding may adversely affect the ultimate result of rescissions involving other servicers and lenders. As discussed in Note 9 — “Loss reserves”, during 2008-2010 we estimated that total rescissions mitigated our incurred losses by approximately [$] billion, which included approximately [$] billion of mitigation on paid losses, excluding amounts that would have been applied to a deductible. At December 31, 2010 we estimate that our total loss reserves were benefited from rescissions by approximately [$] billion.

We intend to defend MGIC against Countrywide’s complaint and arbitration response, and to pursue MGIC’s claims in the arbitration, vigorously. However, we are unable to predict the outcome of these proceedings or their effect on us. Also, although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of what the potential liability to us would be. Under ASC 450-20, an estimated loss is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, we have not accrued any reserves that would reflect an adverse outcome in this proceeding.

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In addition to the rescissions at issue with Countrywide, we have a substantial pipeline of claims investigations (including investigations involving loans related to Countrywide) that we expect will eventually result in future rescissions. In the second quarter of 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. For additional information about rescissions as well as this settlement agreement, see Note 9 — “Loss reserves”.
MD&A — Losses incurred:
If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Actions disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. We consider a rescission resolved for reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that when the proceedings are completed there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of what the potential liability to us would be. Under ASC 450-20 an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. Countrywide has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. MGIC has filed an arbitration case against Countrywide regarding rescissions and Countrywide has responded seeking damages, including exemplary damages. For more information about this lawsuit and arbitration case, see Note 20 — “Litigation and contingencies” in Item 8.

We continue to discuss with other lenders their objections to material rescissions and/or the possibility of entering into a settlement agreement. In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or legal proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of what the potential liability to us would be.
Notes to Consolidated Financial Statements
8. Loss reserves and premium deficiency reserves, page 136
5.	Refer to your response to prior comment seven, and address the following:

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•	Regarding your assertion that you cannot provide the effect of rescissions on your losses incurred separated between the current year and prior years, revise your proposed disclosure to indicate why the amount of your change in the reserve estimate from the prior period is accurate.

•	You disclose in footnote (1) to the reconciliation of beginning and ending loss reserves for the nine months ended September 30, 2010 that the estimated reduction in loss reserves related to rescissions at December 31, 2009 is $2.1 billion, in footnote (3), that rescissions mitigated your incurred losses by an estimated $500 million in the first nine months of 2010, and in footnote (5), that the estimated reduction in loss reserves related to rescissions at September 30, 2010 is $1.9 billion. Please revise your footnotes to your tabular reconciliation to disclose the offsetting amount(s) to the estimated $500 million in order to arrive at the $200 million net change in your estimated reduction in loss reserves as of September 30, 2010.

•	Please revise your proposed disclosure to identify the nature of your $304 million redundancy of prior year loss reserves by specifying and quantifying the underlying drivers of the redundancy, including any material offsetting factors. This comment also applies to the December 31, 2009 prior year loss reserve deficiency of $467 million. Please provide us your revised disclosure for this period.
Response:
The tabular reconciliation is reproduced below, including the 2009 presentation. In regards to the question in your first bullet, we have revised the proposed disclosure to discuss in more detail how the calculation of the change in the reserve estimate from the prior year is performed. Elaborating on our proposed additional disclosure, for items that were in our loss reserve at the end of the prior year we can compute our updated estimated claim rate on those same items to determine the development of those loss reserves related to changes in the claim rate. That is, we look at the actual items in the prior year inventory that resulted in a claim compared to all the items that were removed from that default inventory, as well as those that still remain in the default inventory a year later. For the items that still remain in the default inventory we are able to isolate changes in claim rates specific to items that have been in the inventory for over one year. We do not need to consider rescissions separately to perform this calculation because rescissions do not result in a claim. In response to your second bullet, the footnotes have been revised to include the offsetting amounts to arrive at the estimated incurred benefit of $500 million for the first nine months of 2010. In response to your third bullet, the revised narrative regarding the 2009 loss reserve deficiency is also included below as discussed.
Disclosure:

February 16, 2011
The following table provides a reconciliation of beginning and ending loss reserves for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008:

	September 30,	December 31,	December 31,
	2010	2009	2008
	(In thousands of dollars)
Reserve at beginning of year	$6,704,990	$4,775,552	$2,642,479
Less reinsurance recoverable	332,227	232,988	35,244

Net reserve at beginning of year (1)	6,372,763	4,542,564	2,607,235

Losses incurred:
Losses and LAE incurred in respect of default notices received in:
Current year	1,463,509	2,912,679	2,684,397
Prior years (2)	(304,343)	466,765	387,104

Subtotal (3)	1,159,166	3,379,444	3,071,501

Losses paid:
Losses and LAE paid in respect of default notices received in:
Current year	11,437	62,491	68,397
Prior years	1,675,759	1,605,668	1,332,579
Reinsurance terminations (4)	(35,120)	(118,914)	(264,804)

Subtotal (5)	1,652,076	1,549,245	1,136,172

Net reserve at end of period (6)	5,879,853	6,372,763	4,542,564
Plus reinsurance recoverables	299,239	332,227	232,988

Reserve at end of period	$6,179,092	$6,704,990	$4,775,552

(1)	At December 31, 2009 the estimated reduction in loss reserves related to rescissions approximated $2.1 billion.

(2)	A negative number for prior year losses incurred indicates a redundancy of prior year loss reserves, and a positive number for prior year losses incurred indicates a deficiency of prior year loss reserves.

(3)	Rescissions mitigated our incurred losses by an estimated $0.5 billion in the first nine months of 2010.

(4)	In a termination, the reinsurance agreement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. The transferred funds result in an increase in our investment portfolio (including cash and cash equivalents) and there is a corresponding decrease in reinsurance recoverable on loss reserves, which is offset by a decrease in net losses paid.

February 16, 2011

(5)	Rescissions mitigated our paid losses by an estimated $0.7 billion in the first nine months of 2010 ($0.9 billion in mitigated paid claims less $0.2 billion that may have been applied to a deductible).

(6)	At September 30, 2010 the estimated reduction in loss reserves related to rescissions approximated $1.9 billion.
The top portion of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents the actual claim rate and severity associated with those default notices resolved in the current year, to the extent it differs from the estimated liability at the prior year-end ~~claim payments that were higher or lower than what we estimated at the end of the prior year~~, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. The actual claim rate, is based on the number of items that resulted in a claim, compared to all items that were removed from that default inventory. This re-estimation, of the estimated claim rate and estimated severity, is the result of our review of current trends in default inventory, such as percentages of defaults that have resulted in a claim, the amount of the claims, changes in the relative level of defaults by geography and changes in average loan exposure.

Current year losses incurred increased in 2009 compared to 2008 primarily due to an increase in claim rates and a smaller benefit from captive arrangements, offset by a decrease in severity. The increase in claim rates experienced during 2009 is likely due to general economic conditions, including the unemployment rate, as well as further decreases in home values which may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. The increase in 2009 claim rates was significantly mitigated~~offset~~ by an increase in expected rescission levels. The smaller benefit from captive arrangements is due to captive terminations in late 2008 and 2009. The decrease in severity, compared to an increase in 2008, is primarily due to an increase in expected rescission levels. The average exposure on policies rescinded in 2009 was higher than the average exposure on claims paid. Current year losses incurred significantly increased in 2008 compared to 2007 primarily due to significant increases in the default inventory, offset by a smaller increase in estimated severity and a slight decrease in the estimated claim rate, when each are compared to the same period in 2007. The primary insurance notice inventory increased by 68,252 in 2009, compared to an increase of 75,068 in 2008 and an increase of 28,492 in 2007. The average primary claim paid for 2009 was $52,627, compared to $52,239 in 2008 and $37,165 in 2007.

The development of the reserves in 2009, 2008 and 2007 is reflected in the prior year line. The $466.8 million increase in losses incurred in 2009 related to prior years was primarily related to an increase in the claim rate on defaults that occurred in prior periods which accounted for approximately $337 million of the increase. The increase in the claim rate is based on the resolution of approximately 50% of the prior year default

February 16, 2011
inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. The increase is the claim rate was likely due to general economic conditions, including the unemployment rate, as well as further decreases in home values which may affect borrower willingness to continue to make mortgage payments. The increase in losses incurred in 2009 related to prior years was also due to an increase in severity on defaults that occurred in prior periods which accounted for approximately $137 million of the increase. The increase in severity was related to the weakening of the housing and mortgage markets which resulted in adverse claim sizes. The offsetting decrease in losses incurred related to prior years of approximately $7 million related to LAE reserves and reinsurance. ~~more defaults remaining in inventory at December 31, 2009 from a prior year.~~ Historically, approximately 75% of our default inventory was resolved in one year, and therefore at any point in time, approximately 25% of the default inventory was greater than one year old. Of the 182,188 primary defaults in our December 31, 2008 inventory, 91,668 primary defaults, approximately 50%, remained in our default inventory one year later at December 31, 2009. These defaults have a higher estimated claim rate when compared to a year ago because our experience is that as a default ages it become more likely to result in a claim payment. The $387.1 million increase in losses incurred in 2008 related to prior years was primarily related to the significant increase in severity during the year, as compared to our estimates when originally establishing the reserves at December 31, 2007. The increase in losses incurred in 2008 related to prior years is also a result of more defaults remaining in inventory at December 31, 2008 from a year prior. These defaults have a higher estimated claim rate when compared to a year prior. The $518.9 million increase in losses incurred in 2007 related to prior years was due primarily to the significant increases in severity and the significant deterioration in cure rates experienced during the year, as compared to our estimates when originally establishing the reserves at December 31, 2006.

The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since historically it has taken, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years. Due to a combination of reasons that have slowed the rate at which claims are received and paid, including foreclosure moratoriums, servicing delays, court delays, loan modifications, our fraud investigations and our claim rescissions and denials for misrepresentation it is difficult to estimate how long it may take for current and future defaults that do not cure to develop into a paid claim. The lower portion of the table also includes a decrease in losses paid related to terminated reinsurance agreements as noted in footnote (2) of the table above.
Index to Exhibits
6.	We note your response to comment 8. Your agreement with Fannie Mae was incomplete when filed as an exhibit to your Form 8-K filed October 16, 2009.

February 16, 2011
In order for a material agreement to be considered complete when filed, it must include all exhibits, appendices, and schedules thereto. Please amend your Form 8-K to file a complete copy of the agreement including all previously omitted exhibits.
Response:
While we respectfully disagree that in the circumstances described in our January 7, 2011 response the Fannie Mae agreement as filed was not “complete,” we will amend our Form 8-K and file a copy of the agreement including Exhibit A.
As requested in the comment letter, we hereby acknowledges that (i) MGIC Investment Corporation is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) MGIC Investment Corporation may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if the Staff would like to discuss any aspect of this letter.
Very truly yours,
\s\J. Michael Lauer
J. Michael Lauer
Executive Vice President and Chief Financial Officer

cc:	Staci Shannon, Securities and Exchange Commission
Joel Parker, Securities and Exchange Commission
Curt Culver, CEO MGIC Investment Corporation
Timothy Mattke, Controller MGIC Investment Corporation
Steven Bateman, PricewaterhouseCoopers